ITEM 77M
Mergers

(a) Government Bond Fund, a series of American Century Government Income Trust.

(b) At a special meeting held on August 2, 2002, shareholders of the Treasury Fund, a series of American Century Government Income Trust, approved a proposed Agreement and Plan of Reorganization to combine the Treasury Fund with and into the Government Bond Fund, another series of American Century Government Income Trust, effective September 3, 2002. The proposal was recommended by the Board of Trustees of American Century Government Income Trust. The reorganization took the form of a transfer of assets by the Treasury Fund in exchange for shares of the Government Bond Fund. The Treasury Fund then made a liquidating distribution to its shareholders of the Government Bond Fund shares received in the exchange. The total dollar value of Treasury shareholders' accounts after the reorganization was the same as the total dollar value of those accounts before the reorganization. As a result of the reorganization, the Treasury Fund has ceased to exist.